May 4, 2026

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sarmad Makhdoom and Robert Klein

Re:    Green Dot Corporation
Form 10-K for the Fiscal Year Ended December 31, 2025
Filed March 16, 2026
File No. 001-34819

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter, dated April 22, 2026, from the Commission’s Division of Corporation Finance, Office of Finance, to Jess Unruh of Green Dot Corporation (the “Company,” “we,” and “us”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.

Form 10-K for the Fiscal Year Ended December 31, 2025

Notes to Consolidated Financial Statements
Note 7 – Equity Method Investments, page 84

1.We note your equity method investment in TailFin Labs, LLC. Please tell us how you considered and complied with the financial statement requirements under Rule 3-09 of Regulation S-X for this equity method investment in the 2025 Form 10-K

Response:

The Company respectfully advises the Staff that it evaluated the significance of its equity method investment in TailFin Labs, LLC (“TailFin”) under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025, and determined that TailFin exceeded at least one of the conditions of paragraph (1) thereunder, requiring us to file separate audited annual financial statements of TailFin pursuant to Rule 3-09. However, the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “2025 Form 10-K”) without such separate audited financial statements because they were not yet available at that time owing to TailFin’s January 31 fiscal year end.

On April 30, 2026, the Company filed an amendment to the 2025 Form 10-K (the “10-K/A”) to, among other things, include in the 2025 Form 10-K the separate audited annual financial statements of TailFin for the fiscal years ended January 31, 2026 and 2025, as required by Rule 3-09 of Regulation S-X. The Company respectfully submits that such filing was timely thereunder as it was made within the 90-day period permitted under Rule 3-09(b).

Please contact me at (626) 765-2003 if you have any questions or require any additional information in connection with this letter or the 10-K/A.

Sincerely,

/s/ Jess Unruh
Jess Unruh
Chief Financial Officer
Green Dot Corporation

cc:        William I Jacobs, Chief Executive Officer
Amy Pugh, General Counsel and Secretary
J. Chris Brewster, Chair of the Audit Committee of the Board of Directors
Lori Goodson, Ernst & Young LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP